UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number: 001-38313

iClick Interactive Asia Group Limited

(Translation of registrant’s name into English)

15/F

Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong S.A.R., People’s Republic of China

Tel: +852 3700 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iClick Interactive Asia Group Limited

By:	/s/ Jie Jiao
Name:	Jie Jiao
Title:	Chief Financial Officer

Date: March 29, 2018

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Press Release

Exhibit 99.1

iClick Interactive Asia Group Limited Reports Fourth Quarter and Full Year 2017

Unaudited Financial Results

Hong Kong, Mar. 28, 2018 (GLOBE NEWSWIRE) — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), a leading independent online marketing technology platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2017.

Fourth Quarter and Full Year 2017 Financial and Operational Highlights:

	Three Months Ended December 31,			Year Ended December 31,
	2016	2017		2016	2017
(Unaudited)	(US$ in thousands)	(US$ in thousands)	Percentage change	(US$ in thousands)	(US$ in thousands)	Percentage change
Financial Metrics:
Net revenues
Net revenues from mobile audience solutions	15,743	34,174	117.1%	57,761	101,426	75.6%
Net revenues from other solutions	9,641	5,587	(42.0%)	37,596	23,832	(36.6%)
Total net revenues	25,384	39,761	56.6%	95,357	125,258	31.4%
Adjusted EBITDA[1]	(82)	(2,224)		(2,240)	(4,515)
Adjusted net loss[1]	(2,284)	(3,775)		(8,999)	(11,198)
Diluted adjusted net loss per ADS[1]	(0.11)	(0.24)		(0.43)	(0.59)
Operating Metrics:
Gross billing
Gross billing from mobile audience solutions	28,447	67,756	138.2%	112,403	172,194	53.2%
Gross billing from other solutions	27,994	18,669	(33.3%)	123,850	76,085	(38.6%)
Total gross billing	56,441	86,425	53.1%	236,253	248,279	5.1%

“We are pleased to conclude the fruitful year of 2017 with our successful IPO in December and report fourth quarter and full year results that include record high gross billing and net revenues. Net revenues from mobile audience solutions accounted for 85.9% and 81.0% of total net revenues of the fourth quarter and full year of 2017, respectively, demonstrating our strategic shift and full commitment to mobile marketing since 2015,” said Mr. Sammy Hsieh, Chief Executive Officer and Co-Founder of iClick. “Committed to leveraging technology and data to empower marketers, we have built the largest independent omni-channel online marketing platform in China2 along with the largest Chinese consumer datasets3 and multinational client coverage4. Looking forward in 2018, harnessing our advanced technology and data capabilities, we will further strive to develop new business models that benefit our clients and partners. We kick off 2018 on a high note by deepening relationships with our media partners. Coupled with our sophisticated technology and extensive database, we believe that our relentless focus on customer success and bringing in robust platform innovation will further strengthen our position as the leader in the independent digital marketing technology space.”

[1]	For more details on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.
[2]	In terms of gross billing in 2017 according to a report commissioned by us and prepared by Frost & Sullivan.
[3]	In terms of number of active profiled users in 2017 among independent online marketing technology platforms in China according to a report commissioned by us and prepared by Frost & Sullivan.
[4]	In terms of number of multinational clients among all independent online marketing technology platforms in China in 2017 according to a report commissioned by us and prepared by Frost & Sullivan.

Fourth Quarter 2017 Financial and Operational Updates:

Net revenues for the fourth quarter of 2017 increased by 56.6% to US$39.8 million from US$25.4 million in the fourth quarter of 2016, primarily as a result of an increase in net revenues from the Company’s mobile audience solutions and partially offset by a decrease in net revenues from other solutions.

Net revenues from mobile audience solutions for the fourth quarter of 2017 increased by 117.1% to US$34.2 million from US$15.7 million in the fourth quarter of 2016, primarily as a result of our strategic focus shifting to capture more market demand in mobile audience solutions.

Net revenues from other solutions for the fourth quarter of 2017 decreased by 42.0% to US$5.6 million from US$9.6 million in the fourth quarter of 2016, primarily as a result of the Company’s strategic shift away from other solutions.

Gross profit increased by 5.8% to US$9.7 million from US$9.2 million in the fourth quarter of 2016, primarily as a result of an increase in gross profit from mobile audience solutions and partially offset by a decrease in gross profit from other solutions.

Total operating expenses decreased by 46.8% to US$15.5 million for the fourth quarter of 2017 from US$29.2 million for the fourth quarter of 2016. The decrease was primarily due to a decrease in staff costs as the Company continued to benefit from headcount optimization and increasing economies of scale. In addition, share-based compensation expenses decreased by 87.9% to US$2.2 million in the fourth quarter of 2017 from US$18.5 million in the fourth quarter of 2016.

Operating loss for the fourth quarter of 2017 was US$5.8 million, compared with US$20.1 million during the fourth quarter of 2016 as a result of the above.

Net loss totaled US$8.7 million for the fourth quarter of 2017, decreased from US$18.9 million for the fourth quarter of 2016. Net loss attributable to the Company’s shareholders per diluted ADS was US$0.41, compared with US$0.74 in the fourth quarter of 2016.

Gross billing5 reached US$86.4 million during the fourth quarter of 2017, up 53.1% from the fourth quarter of 2016 primarily as a result of significant growth in mobile audience solutions. Gross billing from mobile audience solutions was US$67.8 million during the fourth quarter of 2017, up 138.2% from the fourth quarter of 2016, as a result of clients generating larger mobile marketing spend. Gross billing from other solutions was US$18.7 million during the fourth quarter of 2017, down 33.3% from the fourth quarter of 2016 primarily as a result of the Company’s strategic focus shifting to mobile audience solutions. Historically, the fourth quarter of each calendar year generally contributes the largest portion of annual gross billing.

Adjusted EBITDA for the fourth quarter of 2017 was a loss of US$2.2 million, compared with a loss of US$0.1 million during the fourth quarter of 2016. For a reconciliation of the Company’s adjusted EBITDA to net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

[5]	Gross billing is defined as the aggregate dollar amount that clients pay the Company after deducting rebates paid and discounts given to clients.

Adjusted net loss attributable to the Company’s shareholders, which excludes share-based compensation expenses, fair value (gain)/loss on derivative liabilities, and other losses/(gains), increased to US$3.8 million from US$2.3 million in the fourth quarter of 2016. For a reconciliation of the Company’s adjusted net loss to net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

As of December 31, 2017, the Company’s cash and cash equivalents and time deposit amounted to US$19.4 million and US$25.0 million, respectively, compared with US$27.3 million cash and cash equivalents as of December 31, 2016.

Full Year 2017 Financial and Operational Updates:

Net revenues for the full year 2017 increased by 31.4% to US$125.3 million from US$95.4 million in 2016, primarily as a result of an increase in net revenues from mobile audience solutions and partially offset by a decrease in net revenues from other solutions.

Net revenues from mobile audience solutions for the full year 2017 increased by 75.6% to US$101.4 million from US$57.8 million in 2016, primarily as a result of the Company’s strategic focus shifting to capture more market demand in mobile audience solutions.

Net revenues from other solutions for the full year 2017 decreased by 36.6% to US$23.8 million from US$37.6 million in 2016, primarily as a result of the Company’s strategic shift away from other solutions.

Gross profit decreased by 13.9% to US$29.5 million in 2017 from US$34.3 million in 2016, primarily due to the expansion of the Company’s mobile audience solutions, the gross profit margins of which are lower than those for other solutions.

Total operating expenses decreased by 29.7% to US$44.7 million for the full year 2017 from US$63.6 million for the full year 2016. The decrease was primarily due to a decrease in staff costs as the Company continued to benefit from headcount optimization and increasing economies of scale. In addition, share-based compensation expenses decreased by 76.1% to US$5.1 million in the full year 2017 from US$21.2 million in the full year 2016.

Operating loss for the full year 2017 was US$15.2 million, compared with US$29.3 million for the full year 2016.

Net loss totaled US$24.6 million for the full year 2017, decreased from US$27.3 million for the full year 2016. Net loss attributable to the Company’s shareholders per diluted ADS was US$1.07 in 2017, compared with US$1.13 in 2016.

Gross billing reached US$248.3 million for the full year 2017, up 5.1% from 2016. Gross billing from mobile audience solutions was US$172.2 million for the full year 2017, up 53.2% from 2016, as a result of clients generating larger mobile marketing spend. Gross billing from other solutions was US$76.1 million for the full year 2017, down 38.6% from 2016 primarily as a result of the Company’s strategic focus shifting to mobile audience solutions during the year.

Adjusted EBITDA for the full year 2017 was a loss of US$4.5 million, while adjusted EBITDA was a loss of US$2.2 million during the full year of 2016. For a reconciliation of the Company’s adjusted EBITDA to net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Adjusted net loss attributable to the Company’s shareholders, which excludes share-based compensation expenses, fair value (gain)/loss on derivative liabilities, and other losses/(gains), increased to US$11.2 million in 2017 from US$9.0 million in 2016. For a reconciliation of the Company’s adjusted net loss to net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Outlook

Based on the information available as of the date of this press release, the Company provides the following outlook:

•	Net revenues are estimated to be between US$175 million and US$180 million for the full year 2018, representing a growth of 39.7% to 43.7% from the full year 2017.

•	Gross billing is estimated to be between US$380 million and US$420 million for the full year 2018, representing a growth of 53.1% to 69.2% from the full year 2017.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 28, 2018 (8:00 PM Beijing/Hong Kong time on March 28, 2018).

Dial-in details for the earnings conference call are as follows:

United States:	+1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China:	400-620-8038
Conference ID:	7285169

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “iClick Interactive.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.i-click.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until April 04, 2018, by dialling the following telephone numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong:	800-963-117
China:	400-632-2162
Replay Access Code:	7285169

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (NASDAQ:ICLK) is an independent online marketing technology platform that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, our proprietary platform possesses omni-channel marketing capabilities and fulfils various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick Interactive was established in 2009, currently operating in eight locations worldwide including Asia and London.

For more information, please visit http://ir.i-click.com.

Non-GAAP Financial Measures

We use adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision making purposes.

We believe that adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS help identify underlying trends in our business that could otherwise be distorted by the effect of the expenses and gains that we include in net loss. We believe that adjusted EBITDA and adjusted net loss provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this press release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s fluctuations in growth; its success in implementing its mobile strategies; relative percentage of its gross billing recognized as net revenues under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

iClick Interactive Asia Group Limited

Jie Jiao

Phone: +852-3700-9065

E-mail: ir@i-click.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6201

E-mail: iclick@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Alan Wang

Tel: +1-212-481-2050

E-mail: iclick@tpg-ir.com

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	Three Months Ended December 31,		Year ended December 31,
	2016	2017	2016	2017
Net revenues	25,384	39,761	95,357	125,258
Cost of revenues	(16,201)	(30,045)	(61,048)	(95,733)

Gross profit	9,183	9,716	34,309	29,525

Operating expenses
Research and development expenses	(2,104)	(1,200)	(8,584)	(5,778)
Sales and marketing expenses	(7,533)	(8,287)	(28,266)	(25,935)
General and administrative expenses	(19,602)	(6,056)	(26,767)	(12,983)

Total operating expenses	(29,239)	(15,543)	(63,617)	(44,696)

Operating loss	(20,056)	(5,827)	(29,308)	(15,171)
Interest expense	(224)	(130)	(713)	(551)
Other (losses)/gains, net	(705)	405	(1,082)	1,841
Fair value gain/(loss) on derivative liabilities	2,498	(3,134)	3,995	(10,190)

Loss before income tax expense	(18,487)	(8,686)	(27,108)	(24,071)
Income tax expense	(462)	(49)	(222)	(548)

Net loss	(18,949)	(8,735)	(27,330)	(24,619)

Accretion to convertible redeemable preferred shares redemption value	(197)	(1,057)	(773)	(1,662)
Accretion to redeemable ordinary shares redemption value	(405)	(2,371)	(1,556)	(3,650)

Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(19,551)	(12,163)	(29,659)	(29,931)

Net loss	(18,949)	(8,735)	(27,330)	(24,619)
Other comprehensive gain/(loss):
Foreign currency translation adjustment, net of US$nil tax	86	(10)	(139)	(79)

Comprehensive loss attributable to iClick Interactive Asia Group Limited	(18,863)	(8,745)	(27,469)	(24,698)

Net loss per ADS attributable to iClick Interactive Asia Group Limited
— Basic	(0.74)	(0.41)	(1.13)	(1.07)
— Diluted	(0.74)	(0.41)	(1.13)	(1.07)
Weighted average number of ADS used in per share calculation:
— Basic	26,363,181	29,699,102	26,302,126	27,863,006
— Diluted	26,363,181	29,699,102	26,302,126	27,863,006

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	As of December 31,
	2016	2017
Assets
Current assets
Cash and cash equivalents	27,280	19,401
Restricted cash	5,234	—
Time deposit	—	25,000
Accounts receivable, net of allowance for doubtful receivables of US$1,693 and US$1,478 as of December 31, 2016 and 2017, respectively	30,694	40,798
Rebates receivable	2,250	1,334
Prepaid media costs	34,409	37,784
Other current assets	3,055	3,107
Income tax receivable	47	3

Total current assets	102,969	127,427

Non-current assets
Deferred tax assets	682	850
Property and equipment, net	2,318	1,165
Intangible assets, net	14,804	10,600
Goodwill	48,496	48,496
Other assets	371	284

Total non-current assets	66,671	61,395

Total assets	169,640	188,822

Liabilities, mezzanine equity and shareholders’ deficit
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity (“VIE”) and its subsidiary without recourse to the Company of US$28 and US$29 as of December 31, 2016 and 2017, respectively)	9,189	3,904
Deferred revenue (including deferred revenue of the consolidated VIE and its subsidiary without recourse to the Company of US$11,878 and US$5,986 as of December 31, 2016 and 2017, respectively)	25,697	33,037
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated VIE and its subsidiary without recourse to the Company of US$404 and US$804 as of December 31, 2016 and 2017, respectively)	15,091	16,129
Derivative liabilities	60,525	—
Bank borrowings	12,982	10,486
Income tax payable	2,021	2,123

Total current liabilities	125,505	65,679

Non-current liabilities
Deferred tax liabilities	3,705	3,159
Derivative liabilities	359	—

Total non-current liabilities	4,064	3,159

Total liabilities	129,569	68,838

	As of December 31,
	2016	2017
Mezzanine equity
Series A convertible redeemable preferred shares (US$0.001 par value; 2,500,000 and nil shares authorized as of December 31, 2016 and 2017, respectively; 2,476,190 and nil shares issued and outstanding as of December 31, 2016 and 2017, respectively; redemption amount of US$6,737 and US$nil as of December 31, 2016 and 2017, respectively)	5,597	—
Series B convertible redeemable preferred shares (US$0.001 par value; 3,000,000 and nil shares authorized as of December 31, 2016 and 2017, respectively; 1,889,249 and nil shares issued and outstanding as of December 31, 2016 and 2017, respectively; redemption amount of US$14,625 and US$nil as of December 31, 2016 and 2017, respectively)	9,807	—
Series C convertible redeemable preferred shares (US$0.001 par value; 1,650,000 and nil shares authorized as of December 31, 2016 and 2017, respectively; 1,599,186 and nil shares issued and outstanding as of December 31, 2016 and 2017, respectively; redemption amount of US$22,288 and US$nil as of December 31, 2016 and 2017, respectively)	10,733	—
Series D convertible redeemable preferred shares (US$0.001 par value; 4,500,000 and nil shares authorized as of December 31, 2016 and 2017, respectively; 2,493,018 and nil shares issued and outstanding as of December 31, 2016 and 2017, respectively; redemption amount of US$58,874 and US$nil as of December 31, 2016 and 2017, respectively)	43,956	—
Series E convertible redeemable preferred shares (US$0.001 par value; 1,200,000 and nil shares authorized as of December 31, 2016 and 2017, respectively; 1,068,114 and nil shares issued and outstanding as of December 31, 2016 and 2017, respectively; redemption amount of US$20,000 and US$nil as of December 31, 2016 and 2017, respectively)	18,845	—
Redeemable ordinary shares (US$0.001 par value; 742,320 and nil shares issued and outstanding as of December 31, 2016 and 2017, respectively)	15,445	—

Total mezzanine equity	104,383	—

Shareholders’ (deficit)/equity
Ordinary shares – Class A (US$0.001 par value; 37,150,000 and 80,000,000 shares authorized as of December 31, 2016 and 2017, respectively; 13,609,208 and 21,238,825 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	14	21
Ordinary shares – Class B (US$0.001 par value; nil and 20,000,000 shares authorized as of December 31, 2016 and 2017, respectively; nil and 4,820,608 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	—	5
Treasury shares (2,149,280 and 2,123,382 shares as of December 31, 2016 and 2017, respectively)	(2,468)	(2,093)
Additional paid-in capital	65,687	274,294
Statutory reserves	81	81
Accumulated other comprehensive losses	(3,241)	(3,320)
Accumulated deficit	(124,385)	(149,004)

Total shareholders’ (deficit)/equity	(64,312)	119,984

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	169,640	188,822

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Reconciliations of GAAP and Non-GAAP Results

Adjusted EBITDA represents net loss before (i) depreciation and amortization, (ii) interest expense, (iii) income tax expense, (iv) share-based compensation, (v) fair value (gain)/loss on derivative liabilities, and (vi) other losses/(gains), net.

The table below sets forth a reconciliation of the Company’s adjusted EBITDA to net loss for the periods indicated:

	Three Months Ended December 31,		Year Ended December 31,
	2016	2017	2016	2017
(Unaudited)
Net loss	(18,949)	(8,735)	(27,330)	(24,619)
Add / (less):
Depreciation and amortization	1,516	1,372	5,824	5,584
Interest expense	224	130	713	551
Income tax expense	462	49	222	548

EBITDA	(16,747)	(7,184)	(20,571)	(17,936)
Add:
Share-based compensation	18,458	2,231	21,244	5,072
Fair value (gain)/loss on derivative liabilities	(2,498)	3,134	(3,995)	10,190
Other losses/(gains), net	705	(405)	1,082	(1,841)

Adjusted EBITDA	(82)	(2,224)	(2,240)	(4,515)

Adjusted net loss represents net loss before (i) share-based compensation, (ii) fair value (gain)/loss on derivative liabilities, and (iii) other losses/(gains), net.

The table below sets forth a reconciliation of the Company’s adjusted net loss to net loss for the periods indicated:

	Three Months Ended December 31,		Year Ended December 31,
	2016	2017	2016	2017
(Unaudited)
Net loss	(18,949)	(8,735)	(27,330)	(24,619)
Add / (less):
Share-based compensation	18,458	2,231	21,244	5,072
Fair value (gain)/loss on derivative liabilities	(2,498)	3,134	(3,995)	10,190
Other losses/(gains), net	705	(405)	1,082	(1,841)

Adjusted net loss	(2,284)	(3,775)	(8,999)	(11,198)

The basic and diluted adjusted net loss per ADS for the periods indicated are calculated as follows:

	Three Months Ended December 31,		Year Ended December 31,
	2016	2017	2016	2017
(Unaudited)
Numerator:
Adjusted net loss	(2,284)	(3,775)	(8,999)	(11,198)

Accretion to convertible redeemable preferred shares redemption value	(197)	(1,057)	(773)	(1,662)
Accretion to redeemable ordinary shares redemption value	(405)	(2,371)	(1,556)	(3,650)

	(2,886)	(7,203)	(11,328)	(16,510)

Denominator:
Denominator for basic and diluted net loss per ADS
- weighted average ADS outstanding	26,363,181	29,699,102	26,302,126	27,863,006

Basic adjusted net loss per ADS	(0.11)	(0.24)	(0.43)	(0.59)

Diluted adjusted net loss per ADS	(0.11)	(0.24)	(0.43)	(0.59)